SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q3 ’09 Earnings Results

I. Performance in Q3 2009 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q3 09	Q2 09	Q3 08	QoQ	YoY

Quarterly Results

Revenues	5,974	4,891	3,861	22.1%	54.7%

Operating Income	904	218	254	314.7%	255.9%

Income before Tax	671	350	310	91.7%	116.5%

Net Income	559	302	295	85.1%	89.5%

II. IR Event of Q3 2009 Earnings Results

1. Provider of Information: IR team

2. Participants:		Institutional investors, Securities analysts, etc.

3. Purpose:		To present Q3 09 Earnings Results of LG Display

4. Date & Time:		4:00 p.m. (Korea Time) on October 15, 2009 in Korean

9:00 p.m. (Korea Time) on October 15, 2009 in English

5. Venue & Method:	1)	Earnings release conference in Korean:

• Auditorium, B1 floor, LG Twin Tower East Building, 20, Yoido-dong, Youngdungpo-gu, Seoul

	2)	Conference call in English:

• Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of Disclosure: Kyeong Lae Lee, Senior Manager,

Finance & Risk Management Department (82-2-3777-0781)

2) Main Contact for Disclosure-related Matters:

Jin Jun Lee, Manager, Financing Team (82-2-3777-1005)

3) Relevant Team: IR team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q3 09 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated Korean GAAP basis (Korean GAAP non-consolidated information is stated below).

iii.	Financial data for Q3 09 are unaudited. They are provided for the convenience of investors and can be subject to change.

The following Korean GAAP non-consolidated information is included for the convenience of investors.

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q3 09	Q2 09	Q3 08	QoQ	YoY

Quarterly Results

Revenues	5,959	4,808	3,891	23.9%	53.1%

Operating Income	945	226	190	318.1%	397.4%

Income before Tax	686	327	304	109.8%	125.7%

Net Income	568	293	291	93.9%	95.2%

Attached: Press Release

LG DISPLAY REPORTS THIRD QUARTER 2009 RESULTS

SEOUL, Korea – October 15, 2009 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ending September 30, 2009.

•

Sales in the third quarter of 2009 increased by 22% to KRW 5,974 billion from sales of KRW 4,891 billion in the second quarter of 2009, and increased by 55% compared to KRW 3,861 billion in the third quarter of 2008.

•

Operating profit in the third quarter of 2009 increased by 315% to KRW 904 billion from operating profit of KRW 218 billion in the second quarter of 2009, and increased by 256% compared to KRW 254 billion in the third quarter of 2008.

•

EBITDA in the third quarter of 2009 was KRW 1,690 billion, a increased of 80% from KRW 938 billion in the second quarter of 2009 and a year-on-year increase of 93% from KRW 874 billion in the third quarter of 2008.

•

Net profit in the third quarter of 2009 was KRW 559 billion, an increase of 85% from KRW 302 billion in the second quarter of 2009 and an increased by 90% compared to KRW 295 billion in the third quarter of 2008.

“Along with increased market demand and the selling price, customer-oriented marketing activities and full operation of new production lines contributed to the record high quarterly results” said Young Soo Kwon, CEO of LG Display. “We will continue to focus on maximizing customer value with our superior quality of products and distinctive marketing activities.”

Overall, the company shipped a record high total of 5.66 million square meters of display area in the third quarter of 2009, up by 13% quarter-on-quarter. On a revenue basis, TFT-LCD panels for TVs, monitors, notebook PCs and mobile applications accounted for 55%, 22%, 19% and 4%, respectively, in the third quarter.

The average utilization rate in the third quarter of 2009 was almost 100% due to a favorable LCD market, solid customer base, and aggressive customized marketing. Inventory days remained below two weeks.

The average selling price per square meter of display area shipped rose 12% quarter-on-quarter to USD 833. Cost of goods sold kept the same level with the second quarter of 2009 (based on COGS per square meter in US dollars).

With KRW 2,713 billion of cash and cash equivalents and 91% of Liability to Equity ratio as of September 30, 2009, the financial structure of the company remains remarkably stable. CAPEX for year 2009 is set at approximately KRW 3.5 trillion.

Outlook

The following expectations are based on information as of October 15, 2009. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

LG Display expects total display area shipment to increase by upper single digit percentage in the fourth quarter of 2009. During this period, the average selling price per square meter of display area shipped is expected to decline gradually.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on October 15, 2009, at 4:00 p.m. Korea Standard Time at the LG Twin Tower Auditorium (East Tower, B1) in 20 Yoido-dong, Yeongdeungpo-gu, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3001 both for callers in Korea and callers outside of Korea. The confirmation number is 9999. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 109341#.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 30,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Anthony Moon, VP, IR Department
LG Display
Tel: +822-3777-1770
Email: amoon@lgdisplay.com

Media Contacts:
Bang-Soo Lee, VP, Public Affairs & PR	Claire Ohm, Assistant Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 15, 2009	By:	/S/ KYEONG LAE LEE
(Signature)
	Name:	Kyeong Lae Lee
	Title:	Senior Manager/ Finance & Risk Management Department